J. Barrie Shineton President & Chief Executive Officer

October 27, 2006

Dear Norbord Shareholder,

After several years above trend, third quarter North American OSB prices declined 24% from second quarter levels. This is in response to the continued softening of the US housing market. The National Association of Home Builders Chief Economist, David Seiders, put context around the negative housing headlines when he recently noted: "Builders are in the midst of an inevitable downturn following the unsustainable boom of 2004-2005. The downward adjustment should run its course by mid-2007. The market that emerges from this correction will display good balance between supply and demand and move to a healthy and sustainable trend based on solid underlying fundamentals." We expect the slowing housing starts combined with new OSB capacity ramping up will keep prices weak through 2007.

On the other hand, our European market outlook and product prices continue to improve. Unfortunately, part of this price improvement is being offset by higher resin and energy costs. But we believe our efforts to streamline production capacity and reduce natural gas consumption will continue to improve the margin contribution of our European business.

Throughout the strong North American OSB markets, we focused on our costs – increasing operating rates, reducing raw material usage, reducing reliance on natural gas, and improving our product mix. And we will start-up the very low-cost Cordele, Georgia expansion project in December. We have a strong balance sheet, minimal capital spending commitments, and ample liquidity. We are confident these steps solidify our industry-leading low-cost position and leave us well positioned to weather the down cycle.

We believe the long-term fundamentals that underpin our OSB business are strong. And we are comfortable that the additional capacity coming on stream is needed to meet growing OSB demand. We remain committed to our strategy of growing OSB capacity, owning low-cost assets, maintaining a margin-focused operating culture, focusing on growth customers, and allocating capital with discipline. This strategy is consistent with our commitment to creating long-term value for our shareholders.

Finally, I am saddened to inform you that our valued Director and Audit Committee Chair, Don Wells, passed away in August. During his short three-year tenure on our Board, Don's financial acumen and wisdom made a lasting contribution to our company for the benefit of all shareholders.

We appreciate your continued support. I look forward to updating you on our fourth quarter and full year results early next year.

NEWS RELEASE

Norbord Achieves Record Quarterly OSB Production

Note: Financial references in US dollars unless otherwise indicated

HIGHLIGHTS

  Third quarter earnings of $7 million or $0.05/share

  Achieved record quarterly OSB production

  North American OSB production costs lower

  Improving European earnings trend continues

  Realized $41 million of Margin Improvement Program savings year-to-date

TORONTO, ON (October 27, 2006) – Norbord Inc. (TSX:NBD) today reported earnings for the third quarter of 2006 of $7 million or $0.05 per share. Earnings are down significantly compared to the prior quarter and same quarter last year as North American OSB prices continued their retreat from record highs. Third quarter EBITDA was $35 million.

"Third quarter benchmark OSB prices declined in response to the continued softening of the US housing market," said Barrie Shineton, Norbord President and CEO. "We expect weaker prices to continue through 2007."

"Throughout the cycle, Norbord has prepared itself for the eventual downturn in OSB prices," said Mr. Shineton. "By focusing on cost control and product mix improvements, we believe we have strengthened our competitive position. All of our mills generated positive cash flow during the quarter, and we are confident the company is well positioned to weather the down cycle."

Performance

Norbord achieved record OSB production during the quarter. Total OSB produced was up 3% over the prior quarter and 4% over the same quarter last year, reflecting productivity improvements across our operations.

Benchmark North Central OSB prices averaged $181 during the quarter versus $238 in the prior quarter and $303 in the same quarter last year. September year-to-date actual housing starts were down 9% versus the same period last year. As housing affordability improves, preliminary signs appear to indicate that housing starts are close to cycle bottom.

In North America, our cash manufacturing costs decreased 1% versus the prior quarter. This decrease is primarily due to improved operating rates and was achieved despite an increase in resin prices exacerbated by global methanol shortages. Costs increased 1% versus the same quarter last year primarily due to the higher resin costs.

European markets continue to improve, with OSB prices up 4% over the prior quarter. However, a large part of this price improvement continues to be offset by increased resin and energy costs.

Norbord realized $41 million in Margin Improvement Program savings year-to-date, limiting the impact of resin and energy price increases on the company's cash flow.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4

Net debt to total capitalization was 24% on a market value basis, reflecting the strength and flexibility of our balance sheet. The company has $184 million in unutilized, committed, 4-year bank lines to support its liquidity requirements. Capital spending totaled $39 million during the quarter including $22 million for the Cordele expansion project.

Developments

Construction of the second OSB line at Cordele, Georgia is in the final stages of completion and is on track for start-up in December. This investment will further strengthen Norbord's position as a low-cost OSB producer.

Progress continues on the installation of biomass burners in Genk Belgium, and Nacogdoches, Texas. These investments will complete our plans to upgrade all our OSB heat energy systems to wood waste fuel and will further reduce our natural gas consumption.

Norbord expects to receive about $7 million in refunded duties and interest under the Softwood Lumber Agreement recently signed by Canada and the U.S. These refunds relate to the two Quebec sawmills sold in October 2003.

Quarterly Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on December 21, 2006 to shareholders of record on December 1, 2006. Norbord's Canadian common shareholders may participate in the Company's Dividend Reinvestment Plan.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,700 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fiberboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly-traded company listed on the Toronto Stock Exchange under the symbol NBD.

Conference Call

Norbord will hold an audio conference call for investors on Friday, October 27, 2006 at 10:00 am (ET). The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available approximately one hour following the call until November 24, 2006 by dialing 1-888-203-1112. The pass code is 1347759. Audio playback will also be available on the Norbord web site.

-end-

Contact:

Robin Lampard
Vice President, Treasurer
(416) 643-8843
robin.lampard@norbord.com

This news release and attached Shareholders Letter contain forward-looking statements, as defined in applicable legislation. The words "expect", "believe", "are confident", "on track for", "will" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the caution contained in the "Forward-Looking Statements" section of the 2005 Management's Discussion and Analysis dated January 31, 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 25, 2006

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord's performance during the period. Norbord's significant accounting policies and other financial disclosures are contained in the audited annual financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the caution contained in the Forward-Looking Statements section in this MD&A.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is also provided.

Additional information on Norbord, including the annual information form and the 2005 annual report, containing the MD&A and audited annual financial statements is available on SEDAR at www.sedar.com.

Overview

Norbord is an international producer of wood-based panels with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of OSB with annual capacity of 4.4 billion square feet (3/8-inch basis). The core of Norbord's OSB business is located in the US South. The Company is a significant producer of wood-based panels in Europe. The geographical breakdown of property, plant and equipment is approximately 67% US, 27% Europe and 6% Canada.

Norbord's business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe.

Norbord's financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2005 and management believes this target will be met again in 2006.

Maintaining investment grade debt ratings is integral to Norbord's financing strategy. This provides for long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992. At the end of the quarter, Norbord was well positioned with a net debt to capitalization of 24% on a market basis and 51% on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At September 30, 2006, the Board of Directors had declared 64 consecutive quarterly common dividends of CAD $0.10 per share. In addition to the quarterly dividend, in the third quarter of 2006 Norbord paid a special dividend of CAD$1.00 per share, the third such special dividend in as many years. The special dividends were declared to preserve an efficient capital structure through the peak of the OSB price cycle.

Operating Results

	3rd Qtr	2nd Qtr	3rd Qtr	9 mos	9 mos
(US$ millions, unless otherwise noted)	2006	2006	2005	2006	2005

Return on equity (ROE)	6%	27%	38%	27%	50%
Earnings per share – diluted	$0.05	$0.23	$0.31	$0.68	$1.25

Net sales	$291	$334	$338	$993	$1,111
EBITDA	35	79	100	225	385
EBITDA margin	12%	24%	30%	23%	35%
Depreciation	23	25	22	70	66
Capital investments	39	42	34	116	78

OSB shipments (MMsf 3/8")	1,076	1,048	1,062	3,206	3,115
Average OSB price – North Central ($/Msf 7/16")	181	238	303	234	321
Average OSB price – Europe (€/m3) (1)	213	204	190	204	204

(1)  Commencing the first quarter 2006, "Average OSB price – Europe" represents the Company's estimate of average realized pricing in continental Europe. Prior period figures have been restated accordingly.

Fluctuations in North American OSB prices are the most significant driver of changes to Norbord's results. Benchmark North American OSB prices averaged $181 per Msf (7/16-inch basis) in the quarter, the first time since the first quarter of 2003 the benchmark averaged below $200. While the decline was expected, the retreat from the highs seen in the past few years was earlier and deeper than anticipated. Many analysts are forecasting lower housing starts in 2007 directly impacting OSB demand as new home construction is the principal end use for OSB. Further, increased capacity is expected to come on stream, including Norbord's Cordele, Georgia expansion in the fourth quarter. Weaker pricing levels are expected to continue through 2007.

Throughout the cycle, Norbord has prepared itself for this inevitable down turn by focusing on cost containment and developing a richer product mix. Our Margin Improvement Program (MIP) has helped us to concentrate on improving our competitive position, generating $140 million of Margin Improvement over the past four years. These gains have helped to offset the impact of rising input costs and management believes its relative competitive position in the industry has improved over this time. The payback for the discipline exercised through the top of the cycle is that all Norbord mills generated positive EBITDA in the quarter. Management believes the Company is well positioned to weather the down cycle.

While weak North American OSB pricing is expected in the near term, the long term fundamentals supporting North American housing and OSB demand continue to be strong. Management continues to believe that OSB will remain the best growth product in the forest products industry.

Year-to-date, return on equity (ROE) was 27% on an annualized basis and for the third quarter ROE was 6%. ROE is a measure for shareholders to determine how effectively their money is being employed. Capital initiatives, including CAD $1.00 special dividends declared in each of the past three years and the share repurchase program, have maintained an efficient capital structure contributing to the continued strong ROE levels. Pre-tax return on capital employed (ROCE) averaged 30% year-to-date and 15% in the quarter. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

EBITDA of $225 million was generated in the nine-month period, versus $385 million in the prior year. For the quarter, EBITDA of $35 million was generated, versus $79 million in the previous quarter and $100 million in the third quarter of 2005. The primary driver of the change in EBITDA over the prior period is the change in benchmark North American OSB pricing, which has retreated from the highs of recent years. EBITDA changes are summarized in the following variance table. Year-to-date EBITDA margins remained solid at 23% compared to 35% for the prior year. In the third quarter, EBITDA margins were 12%, compared to 24% for the previous quarter and 30% in the third quarter of 2005.

	3rd Qtr 2006	3rd Qtr 2006	9 mos 2006
EBITDA Variance	vs.	vs.	vs.
(US$ millions)	2nd Qtr 2006	3rd Qtr 2005	9 mos 2005

EBITDA – current period	$35	$35	$225
EBITDA – comparative period	79	100	385
Variance	$(44)	$(65)	$(160)

Mill nets (1)	$(44)	$(64)	$(157)
Volume (2)	1	6	14
Key input prices (3)	(1)	(7)	(26)
Other (4)	-	-	9
	$(44)	$(65)	$(160)
(1) The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.
(2) The volume variance represents the impact of shipment volume changes across all products.
(3) Key inputs include fibre, resin and energy.
(4) Other category covers all remaining variances including, but not limited to; supplies and maintenance, key input usages, labour and benefits, and the impact of foreign exchange.

Norbord's OSB mills set a production record during the third quarter of 2006. Production is up 3% over both the prior quarter and the same nine-month period in 2005. Production increased over the same quarter last year by 4%.

Norbord's North America per unit OSB production costs, before employee profit share, were down 1% over the prior quarter principally due to improved operating rates and despite a 10% increase in resin price. A global shortfall in methanol led to a significant increase in resin pricing in the quarter. Production costs were up 1% over the third quarter of 2005.

In Europe, market conditions continue to show signs of improvement. European OSB prices increased 4% over the second quarter as European construction market confidence improved, particularly in Germany. Particleboard and MDF markets remained firm with modest price gains achieved in the quarter.

The strengthening market conditions in Europe continue to be offset by increasing costs, particularly in energy and resin. A number of initiatives have been undertaken to address these cost pressures including the restructuring of Cowie, Scotland MDF and South Molton, England particleboard and lamination, as well as the installation of heat energy systems at Cowie MDF (operational fourth quarter 2006) and Genk, Belgium OSB (operational fourth quarter 2007). Norbord expects that these initiatives will result in higher overall margin contribution from the European businesses.

Contribution from the Margin Improvement Program (MIP) of $41 million year-to-date, measured relative to 2005 at constant prices and exchange rates, limited the impact of input cost increases on EBITDA. Norbord expects to deliver MIP for the full year 2006 well ahead of the $35 million target.

Net sales in the quarter were $291 million, compared to $334 million and $338 million in the second quarter of 2006 and third quarter of 2005 respectively. Year-to-date, net sales are $993 million compared to $1,111 million in 2005. The change in net sales is principally due to changes in North American OSB prices.

Interest expense of $7 million is in line with prior quarters. This amount excludes $2 million of interest capitalized relating to the Cordele mill expansion project. Depreciation expense of $23 million is in line with prior quarters.

Liquidity and Capital Resources

	3rd Qtr	2nd Qtr	3rd Qtr	9 mos	9 mos
(US$ millions, except per share information, unless otherwise noted)	2006	2006	2005	2006	2005

Cash provided by operating activities	$ 37	$ 70	$ 55	$ 137	$ 193
Cash provided by operating activities per share	0.26	0.49	0.38	0.96	1.31

Operating working capital	70	(63)	85	70	85
Total working capital	66	63	165	66	165
Capital investments	39	42	34	116	78
Net debt to capitalization, market basis	24%	18%	20%	24%	20%
Net debt to capitalization, book basis	51%	42%	43%	51%	43%

Cash provided by operating activities in the quarter was $37 million or $0.26 per share compared to $70 million in the second quarter and $55 million in the third quarter of 2005. The decrease from the prior quarter and the third quarter of 2005 is principally attributable to higher earnings in the comparable period. Year-to-date cash provided by operating activities was $137 million, down from $193 million in the prior year principally due to lower earnings.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities was $70 million at September 30, 2006, as compared to $19 million at December 31, 2005. The Company aims to minimize the amount of capital held as operating working capital. The September 30 balance is higher than December 31, 2005 due to seasonal factors and compares favourably to the $85 million balance at the end of the third quarter of 2005. Total working capital at September 30, 2006 was $66 million including $11 million in cash and cash equivalents and $15 million of bank advances.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines maturing in May 2010 available to support short-term liquidity requirements of which $16 million were utilized at September 30, 2006.

Cash dividends of $135 million were paid in the quarter compared to $11 million in the third quarter of 2005 as the CAD$1.00 special dividend declared in the second quarter of 2006 was paid during the quarter.

Norbord's net debt stood at $455 million at period end, representing 24% of capitalization on a market basis and 51% of capitalization on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Softwood Lumber Duties

Norbord retains the right to any refund of duties paid by two Quebec sawmills sold in October 2003. The Company expects to receive $7 million in refunded duties and interest pursuant to the Canada-US Softwood Lumber Agreement which became effective October 12, 2006. No amounts have been recorded in the consolidated financial statements with respect to these refunds.

Purchase of Common Shares

Between November 2, 2005 and November 1, 2006, the Company may purchase on the open market up to 9.0 million common shares under a share repurchase program. Year-to-date, 2.7 million shares were purchased and cancelled at a cost of $29 million. During the third quarter of 2006 no shares were purchased. In the first nine months of 2005, 5.7 million shares were purchased and cancelled at a cost of $54 million under the previous program.

Outstanding Shares

At October 25, 2006, there were 143.1 million common shares outstanding. In addition, 1.8 million stock options were outstanding, of which approximately one-third were fully vested.

Capital Investments

Construction continues on a second OSB line at Cordele, Georgia that will create one of the largest and most efficient OSB manufacturing facilities in the world. The expansion will add 550 MMsf (3/8-inch basis) of production capacity at a cost of approximately $135 million. The project is scheduled to start production in the fourth quarter of 2006. Once complete, this initiative will increase Norbord's North American OSB production capacity by 15% and will further strengthen its position as one of the lowest cost OSB producers in the world.

In the third quarter of 2006, capital investments were $39 million (nine-month period – $116 million). Third quarter capital investments include $22 million (nine-month period – $78 million) for the Cordele mill expansion project. Norbord's 2006 capital investments are expected to be $60 million plus the remaining $97 million of the $135 million Cordele mill expansion project. Approximately 85% of the capital investments in 2006 will be for productivity improvements and strategic initiatives. In addition, interest of approximately $6 million (nine-month period – $5 million) is expected to be capitalized relating to the Cordele project. The 2006 capital investments will be funded by cash on hand, cash generated by operations, and drawings under committed bank lines.

Guarantee of Certain Fraser Papers Obligations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $8 million (December 31, 2005 – $13 million). The estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Norbord recently extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2007. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. To date, the fees for providing these guarantees is less than $1 million.

Class Action Lawsuit

Norbord and seven other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these eight North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

Selected Quarterly Information

		2006		2005				2004
	3rd	2nd	1st	4th	3rd	2nd	1st	4th
(US$ millions, except per share information, unless otherwise noted)	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr

Key Performance Metrics
Return on equity (ROE)	6%	27%	43%	41%	38%	45%	62%	30%
Cash provided by operating activities	37	70	30	121	55	98	40	107
Cash provided by operating activities per share	0.26	0.49	0.21	0.83	0.38	0.67	0.26	0.71

Net Sales and Earnings
Net Sales	291	334	368	351	338	369	404	335
EBITDA	35	79	111	110	100	128	157	89
Earnings	7	33	58	52	45	67	84	41

Per Common Share
Earnings
Basic	0.05	0.23	0.40	0.36	0.31	0.39	0.56	0.26
Diluted	0.05	0.23	0.40	0.36	0.31	0.39	0.55	0.26

Key Statistics
OSB shipments (MMsf 3/8")	1,076	1,048	1,082	1,021	1,062	1,040	1,013	998
Average OSB price – North Central ($/Msf 7/16")	181	238	285	317	303	297	364	264
Average OSB price – Europe (€/m3) (1)	213	204	197	182	190	208	214	223

(1)   Commencing the first quarter 2006, "Average OSB price – Europe" represents the Company's estimate of average realized pricing in continental Europe. Prior period figures have been restated  accordingly.

The price of OSB is the primary factor affecting the comparability of results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The Company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA is approximately $30 million or approximately $0.14 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful albeit imperfect proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 6% of property, plant and equipment. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord's products, is generally stronger in the spring and summer months. Adverse weather, typically in the first and fourth quarters, can also limit access to logging areas, which can affect the supply and price of fibre to Norbord's operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on quarterly results include the $0.06 per share impact of foreign exchange on the redemption of preferred shares in the second quarter of 2005.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings before interest, income taxes, depreciation and amortization. Norbord views EBITDA as a measure of gross profit and interprets EBITDA trends as an indicator of relative operating performance. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. The following table reconciles EBITDA to the nearest comparable GAAP measure:

	3rd Qtr	2nd Qtr	3rd Qtr	9 mos	9 mos
(US dollar millions)	2006	2006	2005	2006	2005

Earnings	$7	$33	$45	$98	$196
Add: Interest expense	7	8	7	22	22
Less: Interest and other income	-	(2)	-	(3)	(3)
Add: Income tax	(2)	15	26	38	104
Add: Depreciation	23	25	22	70	66

EBITDA	$35	$79	$100	$225	$385

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents less bank advances.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets. The following table reconciles capital employed to the nearest comparable GAAP measure:

	Sep 30	Jul 1	Dec 31
(US dollars millions)	2006	2006	2005

Property, plant and equipment	$987	$968	$921
Accounts receivable	179	169	145
Inventory	94	99	99
Accounts payable and accrued liabilities	(203)	(331)	(225)
Other assets	5	4	4
Unrealized balance sheet hedge gain (loss) (1)	(19)	(19)	-

Capital employed	$1,043	$890	$944
(1) Included in other liabilities

ROCE (return on capital employed) is EBITDA divided by capital employed. The ratio is expressed on an annualized basis. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

ROE (return on equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position. The following table reconciles net debt to the nearest comparable GAAP measure:

	Sep 30	Jul 1	Dec 31
(US dollars millions)	2006	2006	2005

Long-term debt	$451	$440	$440
Bank advances	15	-	-
Cash and cash equivalents	(11)	(126)	(155)

Net debt	$455	$314	$285

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing twelve-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

Forward-Looking Statements

This document contains forward-looking statements, as defined in applicable legislation. The words "believes", "believe", "forecasting", "expected", "expects", "will", "scheduled", "estimated", "estimates" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing: (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) sensitivity to changes in product prices, such as the price of OSB; (8) sensitivity to changes in foreign exchange rates; (9) margin improvement program targets; (10) expectations regarding contingent liabilities, lawsuits and guarantees; and (11) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the caution contained in the "Forward-Looking Statements" section of the 2005 Management's Discussion and Analysis dated January 31, 2006.

SHIPMENTS

	3rd Qtr	2nd Qtr	3rd Qtr	9 mos	9 mos
	2006	2006	2005	2006	2005

OSB (MMsf-3/8")	1,076	1,048	1,062	3,206	3,115
Particleboard (MMsf-3/8") (1)	165	163	139	485	445
MDF (MMsf-3/8")	127	137	123	413	411
Plywood (MMsf-3/8")	18	20	17	60	58
I-joist (MM lineal feet)	10	12	12	33	36

(1) Excludes particleboard consumed internally (41 MMsf, 49 MMsf, 44 MMsf, 141 MMsf, 140 MMsf for each of the above periods, respectively).

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)
	3rd Qtr	3rd Qtr	9 mos	9 mos
(US $ millions, except per share information)	2006	2005	2006	2005

Earnings
Net sales	$291	$338	$993	$1,111

Earnings before interest, income tax and depreciation	35	100	225	385

Interest and other income	-	-	3	3
Interest expense	(7)	(7)	(22)	(22)

Earnings before income tax and depreciation	28	93	206	366
Depreciation	(23)	(22)	(70)	(66)
Income tax (note 5)	2	(26)	(38)	(104)

Earnings	$7	$45	$98	$196

Earnings per common share (note 4)
- Basic	$0.05	$0.31	$0.68	$1.26
- Diluted	$0.05	$0.31	$0.68	$1.25

Retained Earnings
Balance, beginning of period	$324	$354	$412	$387
Earnings	7	45	98	196
Common share dividends	(13)	(13)	(166)	(154)
Repurchase of common shares (note 3)	-	(14)	(26)	(47)
Redemption of preferred shares (note 3)	-	-	-	(9)
Preferred share dividends	-	-	-	(1)

Balance, end of period	$318	$372	$318	$372

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
	3rd Qtr	3rd Qtr	9 mos	9 mos
(US $ millions)	2006	2005	2006	2005

CASH PROVIDED BY (USED FOR):
Operating Activities
Earnings	$7	$45	$98	$196
Items not affecting cash:
Depreciation	23	22	70	66
Future income taxes (note 5)	13	9	22	23
Other items	(5)	-	(9)	(4)
	38	76	181	281
Net change in non-cash working capital balances	(1)	(21)	(44)	(88)

	37	55	137	193

Investing Activities
Capital investments	(39)	(34)	(116)	(78)
Other (note 7)	(4)	2	(3)	10

	(43)	(32)	(119)	(68)

Financing Activities
Dividends	(135)	(11)	(160)	(150)
Debt incurred (note 2)	26	-	26	-
Repurchase of common shares (note 3)	-	(17)	(29)	(54)
Issue of common shares (note 3)	-	-	1	1
Redemption of preferred shares (note 3)	-	-	-	(47)
Repurchase of 7 ¼% debentures (note 2)	-	(3)	-	(10)

	(109)	(31)	(162)	(260)

Increase (decrease) in cash and cash equivalents	$(115)	$(8)	$(144)	$(135)

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)
	Sep 30	Dec 31
(US $ millions)	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$11	$155
Accounts receivable	179	145
Inventory	94	99
Future income taxes	3	4
	287	403
Property, plant and equipment	987	921
Other assets	5	4

	$1,279	$1,328

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank advances	$15	$-
Accounts payable and accrued liabilities	203	225
Long-term debt	451	440
Other liabilities	44	31
Future income taxes	127	110
Shareholders' equity (note 3)	439	522

	$1,279	$1,328

(See accompanying notes)

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 1 – Basis of Presentation

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements.

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements.

Note 2 – Bank Advances and Long-term Debt

During the third quarter of 2005, the Company repurchased and cancelled $3 (nine-month period – $10) of the 7 ¼% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Norbord has committed unsecured revolving bank lines of $200. These bank lines mature in 2010, bear interest at money market rates that varies with the Company's credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis. At quarter end, $16 of these lines were utilized, with the balance available to support short-term liquidity requirements.

Changes in bank advances are included in debt incurred on the consolidated statement of cash flows.

Note 3 – Shareholders' Equity

On June 16, 2006, the Company declared a special dividend of CAD $1.00 per common share, which was paid on July 14, 2006. On April 19, 2005, the Company declared a special dividend of CAD $1.00 per common share, which was paid on May 20, 2005.

During the quarter, 0.6 million common shares (nine-month period – 0.7 million) were issued in lieu of cash dividends of $6 (nine-month period – $6) under the Company's dividend reinvestment plan.

Year-to-date, the Company repurchased and cancelled 2.7 million common shares (third quarter – nil) for $29 under a normal course issuer bid.

On May 20, 2005, the Company redeemed all of the outstanding Class A Series 1 preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

Year-to-date, 0.3 million common shares (third quarter – nil) were issued as a result of options exercised under the stock option plan for proceeds of less than $1. In the first quarter of 2006, 0.4 million options were granted under the stock option plan. During the second quarter of 2006, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the special dividend. Year-to-date, cost of sales includes $1 related to stock based compensation expense.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 4 – Earnings per Common Share

Earnings per common share are calculated as follows:

	3rd Qtr	3rd Qtr	9 mos	9 mos
	2006	2005	2006	2005

Earnings available to common shareholders:
Earnings	$7	$45	$98	$196
Less: Preferred share dividends	-	-	-	(1)
Less: Foreign exchange on preferred share redemption	-	-	-	(9)
	$7	$45	$98	$186

Common shares (millions):
Weighted average number of common shares outstanding	142.9	145.7	143.5	147.3
Stock options	0.4	0.9	0.6	1.0
Diluted number of common shares	143.3	146.6	144.1	148.3

Earnings per common share:
Basic	$0.05	$0.31	$0.68	$1.26
Diluted	$0.05	$0.31	$0.68	$1.25

Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

Note 5 – Income Tax

Interim income tax is calculated based on expected annual effective tax rates.

	3rd Qtr	3rd Qtr	9 mos	9 mos
	2006	2005	2006	2005

Current income tax expense	$(15)	$17	$16	$81
Future income tax expense	13	9	22	23
Income tax expense	$(2)	$26	$38	$104

Note 6 – Related Party Transactions

During the quarter, the Company provided certain administrative services to a party related by virtue of being under common significant influence. In addition, the Company periodically engages the services of a party related by virtue of being under common significant influence. Year-to-date, the fees for these services are less than $1. During the second quarter of 2006, the Company received a $3 payment from a party related by virtue of being under common significant influence as final consideration pursuant to a 1999 Asset Purchase Agreement. The payment was contingent on the completion of an expansion project.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Note 7 – Commitments and Contingencies

Softwood Lumber Duties

Norbord retains the right to any refund of duties paid by two Quebec sawmills sold in October 2003. The Company expects to receive $7 in refunded duties and interest pursuant to the Canada-US Softwood Lumber Agreement which became effective October 12, 2006. No amounts have been recorded in the consolidated financial statements with respect to these refunds.

Foreign Exchange Hedges

The Company has outstanding forward foreign exchange contracts of 6 (2005 - 12) and €58 (2005 - €63) and cross-currency swaps of 125 (2005 - 125), which are designated as hedges against its net investments in Europe. Year-to-date, the Company realized a loss of $7 (2005 – gain of $9) on its matured net investment hedges, and at period end, the Company had an unrealized loss of $19 (2005 –$3) on its outstanding net investment hedges. These realized and unrealized losses are offset by realized and unrealized gains on the net investments being hedged.

In addition, at period end, the Company has outstanding forward foreign exchange contracts of CAD $15 (2005 – CAD $35), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. Year-to-date, the Company realized a gain of nil (2005 – $1) on its matured monetary liability hedges, and at period end, the Company had an unrealized gain of nil (2005 – $1) on these outstanding hedges. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

The Company has entered into various commitments for capital expenditures and services in connection with the Cordele mill expansion project. The Company has outstanding forward foreign exchange contracts of €5 (2005 – €11) which are designated as hedges against certain of these commitments. No gains or losses were realized year-to-date and at period end, the Company had an unrealized gain of nil on the outstanding hedges. These realized and unrealized losses are offset by realized and unrealized gains on the purchase commitments being hedged.

The Company has entered into forward foreign exchange contracts of CAD $5, which are designated as a hedge of future Canadian dollar-denominated net costs. At period end, the Company had an unrealized gain of nil (2005 – nil) on the outstanding hedges.

Guarantee of Certain Fraser Papers Obligations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $8. This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Norbord recently extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2007. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. To date, the fees for providing these guarantees is less than $1.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)
(In millions of US dollars, except per share information)

Class Action Lawsuit

Norbord and seven other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these eight North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, J. Barrie Shineton, President and Chief Executive Officer certify that:

1.     I have reviewed this quarterly report on Form 6K of Norbord Inc.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under with such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of , and for, the periods presented in this quarterly report;

4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

b)     evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)     disclosed in this report any change in the issuers internal control over financial reporting that accrued during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function);

a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: October 26, 2006

/s/ J. Barrie Shineton
J. Barrie Shineton
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Tremayne, Executive Vice President and Chief Financial Officer certify that:

1.     I have reviewed this quarterly report on Form 6K of Norbord Inc.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under with such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of , and for, the periods presented in this quarterly report;

4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

b)     evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)     disclosed in this report any change in the issuers internal control over financial reporting that accrued during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (and persons performing the equivalent function);

a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

Date: October 26, 2006

/s/ John C. Tremayne
John C. Tremayne
Executive Vice-President and Chief Financial Officer